FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* WILDER, C. JOHN	2. Issuer Name and Ticker or Trading Symbol ENTERGY CORPORATION (ETR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President
(Last) (First) (Middle) 639 Loyola Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/30/03
(Street) New Orleans, LA 70113		5. If Amendment, Date of Original (Month/Day/Year) 02/03/03(3)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	44.45	01/30/03		A(1)		60,000		Note 1	01/30/13	ETR Common	60,000		60,000	D
Equity Units	1 for 1	01/30/03		A(2)		12,700		Note 2	Note 2	ETR Common	12,700	45.59	31,389	D

Explanation of Responses:

(1) One-third of these options will vest on each of the first three anniversary dates of the grant. These options were acquired under Entergy's Equity Ownership Plan.
(2) These represent restricted phantom stock units under the Company's 2000-2002 Long Term Incentive Plan. On January 30, 2003 the Personnel Committee of the Board declared a pay-out of 12,700 units to the filing individual, who chose to defer 100% of the value of the units into phantom Entergy units held in a brokerage account. The deferral is until the earlier of January 2, 2005 or retirement from the Company.
(3) A duplicate of this Form was filed timely with the SEC yesterday, February 3, 2003. The filing was correctly indexed under the name of Entergy Corp., but one of the submission headers inaccurately identified the filing individual. This amendment is being filed for the sole purpose of allowing the Form to be correctly indexed in the EDGAR system under the name of the filing individual.

By: /s/ Christopher T. Screen for C. John Wilder **Signature of Reporting Person	02/04/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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